Exhibit 2.3

TAO BAO SHARE PURCHASE AGREEMENT

by and among

YAHOO! INC.,

SOFTBANK CORP.

and

SB TB Holding Limited

Dated as of October 24, 2005

i

ii

TAO BAO SHARE PURCHASE AGREEMENT

This TAO BAO SHARE PURCHASE AGREEMENT (this “Agreement”), dated as of October 24, 2005, is entered into by and among Yahoo! Inc. (“Yahoo!”), a Delaware corporation, SOFTBANK CORP., a Japanese corporation (“SOFTBANK”) and SB TB Holding Limited, a Cayman Islands exempted limited liability company and a wholly-owned subsidiary of SOFTBANK (“Newco, and, together with SOFTBANK, the “SOFTBANK Entities”).

W I T N E S S E T H:

WHEREAS, Newco holds 4,500,000 issued and outstanding ordinary shares of Tao Bao Holding Limited (“Tao Bao”), a Cayman Islands exempted limited liability company, par value US$0.01 (the “Shares”);

WHEREAS, SOFTBANK desires that Newco sell all of the Shares to Yahoo!, and Yahoo! wishes to purchase such Shares from Newco, on the terms and conditions and for the consideration described in this Agreement; and

WHEREAS, it is a condition precedent to the consummation of the transactions contemplated by the Stock Purchase and Contribution Agreement entered into by and between Yahoo! and Alibaba.com Corporation (“Alibaba”), a Cayman Islands exempted limited liability company, dated as of August 10, 2005, and as amended on the date hereof (the “Stock Purchase and Contribution Agreement”) that this Agreement be executed by the parties hereto and the purchase and sale of Shares contemplated hereby be consummated on or prior to the Closing Date.  Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Stock Purchase and Contribution Agreement.

NOW, THEREFORE, in consideration of the mutual promises, covenants, representations and warranties made herein and of the mutual benefits to be derived herefrom, the parties hereto agree as follows:

1.             Sale and Purchase of the Shares.

1.1  Sale and Purchase of the Shares.  Subject to the terms and conditions hereof, Newco will sell to Yahoo!, and Yahoo! will purchase from Newco, the Shares at a price of US$80.00 per share, for an aggregate purchase price of US$360,000,000 (the “Purchase Price”), payable in cash at the Closing in the manner set forth in Section 1.2.

1.2  Closing.  The closing of the sale and purchase of the Shares contemplated by Section 1.1 (the “Closing”) shall take place at a location to be agreed upon by Yahoo!, SOFTBANK and Alibaba on the Closing Date as soon as practicable following the satisfaction or waiver of the conditions precedent set forth in Section 7 of this Agreement which shall be the same date as the closing date of the Stock Purchase and Contribution Agreement (the “Closing Date”).  At the Closing:

(a)  Newco (or SOFTBANK acting on behalf of Newco) will deliver or cause to be delivered to Yahoo! a certified true copy of Tao Bao’s register of members that contains entries evidencing the sale by Newco to Yahoo! of the Shares.  The Shares shall be free and clear of any Liens and one or more instruments of transfer shall have been duly executed for transfer to Yahoo!, together with any Tax or transfer stamps or other documents or actions necessary to accomplish the foregoing; and

(b)  Yahoo! will pay Newco an amount equal to the Purchase Price, by wire transfer of immediately available funds to the account of Newco designated in writing to Yahoo! at least three Business Days prior to the Closing Date.

2.             Representations and Warranties of the SOFTBANK Entities.

The SOFTBANK Entities jointly and severally represent and warrant to Yahoo! as follows, as of the date hereof and as of the Closing Date:

2.1  Authorization, etc.  Each SOFTBANK Entity has full power, authority and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the purchase and sale of Shares contemplated hereby.  The execution, delivery and performance of this Agreement by each SOFTBANK Entity, and the consummation of the purchase and sale of Shares contemplated hereby, have been duly authorized by all requisite corporate action of such party.  Each SOFTBANK Entity has duly executed and delivered this Agreement.  This Agreement constitutes the legal, valid and binding obligation of each SOFTBANK Entity enforceable against each SOFTBANK Entity in accordance with its terms.

2.2  Title to Shares. As of Closing, Newco owns, legally and beneficially, all of the Shares.  Upon the delivery of and payment for such Shares at the Closing as provided for in this Agreement, Yahoo! will acquire good and valid title to all of the Shares free and clear of any Lien.

2.3  No Conflicts, etc.  The execution, delivery and performance of this Agreement by each SOFTBANK Entity, and the consummation of the purchase and sale of Shares contemplated hereby, do not and will not conflict with, contravene, result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both), create in any other Person a right or claim of termination or amendment, or require modification, acceleration or cancellation of, or result in the creation of any Lien (or any obligation to create any Lien) upon any of the properties or assets of any SOFTBANK Entity under, (a) any Law applicable to any SOFTBANK Entity or any of its properties or assets, (b) any provision of any of the Organizational Documents of such SOFTBANK Entity or (c) any Contract, or any other agreement or instrument to which any SOFTBANK Entity is a party or by which any of its properties or assets may be bound except, in the case of each of clauses (a), (b) and (c), as would not reasonably be expected to prevent or materially impair or delay the ability of any SOFTBANK Entity to sell its Shares and otherwise fulfill its obligations under this Agreement.

2.4  Corporate Status.

(a)  SOFTBANK.  SOFTBANK is a corporation duly organized and validly existing under the laws of Japan, and has full power and authority to, conduct its business and to own or lease and to operate its properties as and in the places where such business is conducted and such properties are owned, leased or operated.

(b)  Newco.  Newco is a Cayman Islands exempted limited liability company, duly organized, validly existing and in good standing under the laws of the Cayman Islands.  Newco is a wholly owned Subsidiary of SOFTBANK, and has full power and authority to, conduct its business and to own or lease and to operate its properties as and in the places where such business is conducted and such properties are owned, leased or operated.

2.5  Consents.  All Governmental Approvals or other Consents required to be obtained by each SOFTBANK Entity in connection with the execution and delivery of this Agreement and the consummation of the purchase and sale of Shares contemplated hereby have been obtained.

2.6  Taxes.  SOFTBANK hereby acknowledges and represents that Yahoo! will not be required pursuant to any applicable Law in Japan to pay any Taxes or to act as withholding agent for Taxes due from any SOFTBANK Entity to any Governmental Authority in Japan in connection with the consummation of the purchase and sale of Shares contemplated by this Agreement.

2.7  Survival of Representations and Warranties.  Each of the representations and warranties of the SOFTBANK Entities in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Closing Date and shall continue in force thereafter.

3.             Representations and Warranties of Yahoo!.  Yahoo! represents and warrants to the SOFTBANK Entities as follows, as of the date hereof and as of the Closing Date:

3.1  Authorization, etc.  Yahoo! has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the purchase and sale of Shares contemplated hereby.  The execution, delivery and performance of this Agreement by Yahoo!, and the consummation of the purchase and sale of Shares contemplated hereby, have been duly authorized by all requisite corporate action of Yahoo!.  Yahoo! has duly executed and delivered this Agreement.  This Agreement constitutes the legal, valid and binding obligation of Yahoo!, enforceable against Yahoo! in accordance with its terms.

3.2  No Conflicts, etc.  The execution, delivery and performance of this Agreement by Yahoo!, and the consummation of the purchase and sale of Shares contemplated hereby, do not and will not conflict with, contravene, result in a violation or breach of or default under (with or without the giving of notice or the lapse of time, or both), create in any other Person a right or claim of termination or amendment, or require modification, acceleration or cancellation of, or result in or require the creation of any Lien (or any obligation to create any Lien) upon any of the properties or assets of Yahoo! under (a) any Law applicable to Yahoo! or any of its properties or assets, (b) any provision of any of the Organizational Documents of Yahoo!, or (c) any Contract, or any other agreement or instrument to which Yahoo! is a party or by which its properties or assets may be bound except, in the case of each of clauses (a), (b) and (c), as would not reasonably be expected to prevent or materially impair or delay the ability of Yahoo! to purchase the Shares and otherwise fulfill its obligations under this Agreement.

3.3  Corporate Status.  Yahoo! is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to conduct its business and to own or lease and to operate its properties as and in the place where such business is conducted and such properties are owned, leased or operated, except as would not reasonably be expected to prevent or materially impair or delay the ability of the Purchaser to purchase the Shares and otherwise fulfill its obligations under this Agreement.

3.4  Consents.  All Governmental Approvals or other Consents required to be obtained by Yahoo! in connection with the execution and delivery of this Agreement and the consummation of the purchase and sale of Shares contemplated hereby have been obtained except as would not reasonably be expected to prevent or materially impair or delay the ability of the Purchaser to purchase the Shares and otherwise fulfill its obligations under this Agreement.

3.5  Survival of Representations and Warranties of Yahoo!.  Each of the representations and warranties of Yahoo! in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Closing Date and shall continue in force thereafter.

4.             Covenants of the SOFTBANK Entities.

4.1  Further Actions.

(a)  Each SOFTBANK Entity shall use reasonable efforts to take or cause to be taken all actions, and to do or cause to be done all other things, necessary, proper or advisable in order for such SOFTBANK Entity to fulfill and perform its obligations in respect of this Agreement, or otherwise to consummate and make effective the purchase and sale of Shares contemplated hereby.

(b)  Each SOFTBANK Entity shall, as promptly as practicable, (i) make, or cause to be made, all filings and submissions required under any Law applicable to such SOFTBANK Entity, and give such reasonable undertakings as may be required in connection therewith, and (ii) use reasonable efforts to obtain or make, or cause to be obtained or made, all Governmental Approvals and Consents necessary to be obtained or made by such SOFTBANK Entity, in each case in connection with this Agreement or the consummation of the purchase and sale of Shares contemplated hereby.

(c)  Each SOFTBANK Entity shall coordinate and cooperate with Yahoo! in exchanging such information and supplying such reasonable assistance as may be reasonably requested by Yahoo! in connection with the filings and other actions contemplated by Section 5.1.

(d)  At all times prior to the Closing Date, each SOFTBANK Entity shall promptly notify Yahoo! in writing of any fact, condition, event or occurrence that could reasonably be expected to result in the failure of any of the conditions contained in Sections 7.1 and 7.2 to be satisfied, promptly upon becoming aware of the same.

4.2  Payment of Taxes.  SOFTBANK shall pay all Taxes due or payable to any Governmental Authority in Japan incurred or to be incurred in connection with the sale and transfer of the Shares by Newco to Yahoo! hereunder and in connection with any sale and transfer of the Shares to Newco by SOFTBANK.  SOFTBANK shall pay all Taxes due or payable to any Governmental Authority in connection with Yahoo!’s contribution to Alibaba of the Tao Bao Shares pursuant to the Stock Purchase and Contribution Agreement.

4.3  Further Assurances.  Following the Closing Date, each SOFTBANK Entity shall, from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably be requested by Yahoo!, to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the purchase and sale of Shares contemplated hereby, or otherwise to carry out the intent and purposes of this Agreement (which include the transfer by Newco to Yahoo! of the ownership and intended benefits of the Shares in the manner contemplated by Section 1.2).

5.             Covenants of Yahoo!.

5.1  Further Actions.

(a)  Yahoo! shall use reasonable efforts to take or cause to be taken all actions, and to do or cause to be done all other things, necessary, proper or advisable in order for Yahoo! to fulfill and perform its obligations in respect of this Agreement, or otherwise to consummate and make effective the purchase and sale of Shares contemplated hereby.

(b)  Yahoo! shall, as promptly as practicable, (i) make, or cause to be made, all notices, filings and submissions required under any Law applicable to Yahoo!, and give such reasonable undertakings as may be required in connection therewith, and (ii) use reasonable efforts to obtain or make, or cause to be obtained or made, all Governmental Approvals and Consents necessary to be obtained or made by Yahoo!, in each case in connection with this Agreement or the consummation of the purchase and sale of Shares contemplated hereby.

(c)  Yahoo! shall coordinate and cooperate with SOFTBANK in exchanging such information and supplying such reasonable assistance as may be reasonably requested by SOFTBANK in connection with the filings and other actions contemplated by Section 4.1.

(d)  At all times prior to the Closing Date, Yahoo! shall promptly notify each SOFTBANK Entity in writing of any fact, condition, event or occurrence that could reasonably be expected to result in the failure of any of the conditions contained in Sections 7.1 and 7.3 to be satisfied, promptly upon becoming aware of the same.

5.2  Further Assurances.  Following the Closing Date, Yahoo! shall from time to time, execute and deliver such additional instruments, documents, conveyances or assurances and take such other actions as shall be necessary, or otherwise reasonably be requested by

SOFTBANK, to confirm and assure the rights and obligations provided for in this Agreement and render effective the consummation of the purchase and sale of Shares contemplated hereby, or otherwise to carry out the intent and purposes of this Agreement.

6.             Covenants of Yahoo! and the SOFTBANK Entities.

6.1  Confidentiality.  Each party shall maintain the confidentiality of Confidential Information in accordance with procedures adopted by such party in good faith to protect confidential information of third parties delivered to such party, provided that such party may deliver or disclose Confidential Information to (i) such party’s representatives, Affiliates, shareholders, limited partners, members of its investment committees, advisory committees, and similar bodies, and Persons related thereto, who are informed of the confidentiality obligations of this Section 6.1, (ii) any Governmental Authority having jurisdiction over such party to the extent required by applicable Law or (iii) any other Person to which such delivery or disclosure may be necessary or appropriate (A) to effect compliance with any Law applicable to such party, or (B) in response to any subpoena or other legal process, provided that, in the cases of clauses (ii) and (iii) above, the disclosing party shall provide each other party with prompt written notice thereof so that the appropriate party may seek (with the cooperation and reasonable efforts of the disclosing party) a protective order, confidential treatment or other appropriate remedy, and in any event shall furnish only that portion of the information which is reasonably necessary for the purpose at hand and shall exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such information to the extent reasonably requested by any other party.

6.2  Publicity.  Except as may be required by applicable Law, none of the parties hereto shall issue a publicity release or announcement or otherwise make any public disclosure concerning this Agreement or the purchase and sale of Shares contemplated hereby or the Other Transactions, without prior written approval of Yahoo! and SOFTBANK.  If any announcement is required by applicable Law to be made by any party hereto, prior to making such announcement such party will deliver a draft of such announcement to the other parties and shall give the other parties an opportunity to comment thereon.

7.             Conditions Precedent.

7.1  Conditions to Obligations of Each Party.  The obligations of each party to consummate the purchase and sale of Shares contemplated hereby shall be subject to the fulfillment on or prior to the Closing Date of the following conditions:

7.1.1.  No Injunction, etc.  Consummation of the purchase and sale of Shares contemplated hereby shall not have been restrained, enjoined or otherwise prohibited or made illegal by any applicable Law, including any order, injunction, decree or judgment of any court or other Governmental Authority in any material respect; and no such Law that would have such an effect shall have been promulgated, entered, issued or determined by any court or other Governmental Authority to be applicable to this Agreement.  No action or proceeding shall be pending or threatened by any Governmental Authority on the Closing Date before any court or other Governmental Authority to restrain, enjoin or otherwise prevent the consummation of the purchase and sale of Shares contemplated hereby in any material respect.

7.1.2.  Other Transactions.  The Other Transactions shall have been consummated on or prior to the Closing Date.

7.2  Conditions to Obligations of Yahoo!.  The obligation of Yahoo! to consummate the purchase and sale of Shares contemplated hereby shall be subject to the fulfillment on or prior to the Closing Date of the following additional conditions, which each SOFTBANK Entity agrees to cause to be fulfilled:

7.2.1.  Representations, Performance.

(a)  The representations and warranties of the SOFTBANK Entities contained in Section 2 (i) shall be true and correct in all material respects at and as of the date hereof, (ii) shall be repeated and shall be true and correct in all material respects on and as of the Closing Date with the same effect as though made on and as of the Closing Date, except in the case of each of clauses (i) and (ii) as would not reasonably be expected to prevent or materially impair or delay the ability of any SOFTBANK Entity to sell its Shares and otherwise fulfill its obligations under this Agreement.

(b)  Each SOFTBANK Entity shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by such SOFTBANK Entity prior to or on the Closing Date, except as would not reasonably be expected to prevent or materially impair or delay the ability of any SOFTBANK Entity to sell its Shares and otherwise fulfill its obligations under this Agreement.

7.2.2.  Corporate and Other Proceedings.  All corporate, partnership and other proceedings of each SOFTBANK Entity in connection with the purchase and sale of Shares contemplated by this Agreement, and all documents and instruments incident thereto, shall be satisfactory in form and substance to Yahoo! and its counsel in their reasonable judgment, and Yahoo! and its counsel shall have received all such documents and instruments, or copies thereof, certified if requested, as may be reasonably requested.

7.3  Conditions to Obligations of the SOFTBANK Entities.  The obligation of each SOFTBANK Entity to consummate the purchase and sale of Shares contemplated hereby shall be subject to the fulfillment, on or prior to the Closing Date, of the following additional conditions, which Yahoo! agrees to cause to be fulfilled:

7.3.1.  Representations, Performance, etc.

(a)  The representations and warranties of Yahoo! contained in Section 3 (i) shall be true and correct in all material respects at and as of the date hereof, (ii) shall be repeated and shall be true and correct in all material respects on and as of the Closing Date with the same effect as though made at and as of such time, except in the case of each of clauses (i) and (ii) as would not reasonably be expected to prevent or materially impair or delay the ability of Yahoo! to purchase the Shares and otherwise fulfill its obligations under this Agreement.

(b)  Yahoo! shall have in all material respects duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date, except as would not reasonably be expected to prevent or materially impair or delay the ability of Yahoo! to purchase the Shares and otherwise fulfill its obligations under this Agreement.

8.             Termination.

8.1  Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)  By the written agreement of Yahoo! and SOFTBANK;

(b)  By SOFTBANK or Yahoo! by written notice to the other party if the Stock Purchase and Contribution Agreement shall have terminated in accordance with its terms; or

(c)  By Yahoo! if there shall have been a material breach of any covenant or agreement on the part of the SOFTBANK Entities contained in this Agreement such that the condition set forth in Section 7.2.1(a) and 7.2.1(b) would not be satisfied and which shall not have been cured within 30 days following written notice of such breach; provided that Yahoo! shall not have the right to terminate this Agreement pursuant to this Section 8.1(c) if Yahoo! is then in material breach of any of its covenants or agreements contained in this Agreement such that the Closing condition set forth in Section 7.2.1(a) or 7.2.1(b) would not be satisfied; or

(d)  By SOFTBANK if there shall have been a material breach of any covenant or agreement on the part of Yahoo! contained in this Agreement such that the condition set forth in Section 7.3.1(a) and 7.3.1(b) would not be satisfied and which shall not have been cured within 30 days following written notice of such breach; provided that SOFTBANK shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if any SOFTBANK Entity is then in material breach of any of its covenants or agreements contained in this Agreement such that the Closing condition set forth in Section 7.2.1(a) or 7.2.1(b) would not be satisfied.

8.2  Effect of Termination.  In the event of the termination of this Agreement pursuant to the provisions of Section 8.1, this Agreement shall become void and have no effect, without any liability to any Person in respect hereof or of the purchase and sale of Shares contemplated hereby on the part of any party hereto, or any of its directors, officers, representatives, stockholders or Affiliates, except as specified in Sections 4.2, 6.1, 6.2, 8.2, 10.1 and 10.3 and except for any liability resulting from such party’s breach of this Agreement prior thereto.

9.             Definitions.

9.1  Terms Generally.  The words “hereby,” “herein,” “hereof,” “hereunder” and words of similar import refer to this Agreement as a whole and not merely to the specific section, paragraph or clause in which such word appears.  All references herein to Sections shall be deemed references to Sections of this Agreement unless the context shall otherwise require.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”  The definitions given for terms in this Section 9 and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  Except as otherwise expressly provided herein, all references to “dollars” or “US$” shall be deemed references to the lawful money of the United States of America.

9.2  Certain Terms.  Whenever used in this Agreement, the following terms shall have the respective meanings given to them below or in the Sections indicated below:

Affiliate:  of a Person means a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the first Person, including but not limited to a Subsidiary of the first Person, a Person of which the first Person is a Subsidiary, or another Subsidiary of a Person of which the first Person is also a Subsidiary.  “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

Agreement:  as defined in the first paragraph of this Agreement.

Alibaba:  as defined in the recitals of this Agreement.

Business Day:  any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, Beijing, Hong Kong, or Tokyo.

Claimant:  as defined in Section 10.3(b).

Closing:  as defined in Section 1.2.

Closing Date: as defined in Section 1.2.

Confidential Information:  information regarding this Agreement and the Other Transaction Agreements including the terms, status and existence thereof, provided that such Confidential Information does not include information that (a) was publicly known or otherwise known to such receiving party prior to the time of such disclosure, (b) subsequently becomes publicly known through no act or omission by such receiving party or any Person acting on such party’s behalf, or (c) otherwise becomes known to such receiving party other than through disclosure by the delivering party or any Person with a duty to keep such information confidential.

Consent:  any consent, approval, authorization, waiver, permit, grant, franchise, concession, agreement, license, certificate, exemption, order, registration, declaration, filing, report or notice of, with or to any Person.

Contract:  all loan agreements, indentures, letters of credit (including related letter of credit applications and reimbursement obligations), mortgages, security agreements, pledge agreements, deeds of trust, bonds, notes, guarantees, surety obligations, warranties, licenses, franchises, permits, powers of attorney, purchase orders, leases, and other agreements, contracts, instruments, obligations, offers, commitments, arrangements and understandings, written or oral.

Governmental Approval:  any Consent of, with or to any Governmental Authority.

Governmental Authority:  any nation or government, any state or other political subdivision thereof; any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including, without limitation, any government authority, agency, department, board, commission or instrumentality of any nation or any political subdivision thereof; any court, tribunal or arbitrator; and any self-regulatory organization.

ICC:  as defined in Section 10.3(b).

Law:  all applicable provisions of all (a) constitutions, treaties, statutes, laws, codes, rules, regulations, ordinances or orders of any Governmental Authority, (b) Governmental Approvals and (c) orders, decisions, injunctions, judgments, awards and decrees of or agreements with any Governmental Authority.

Lien:  any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, charge or other restrictions or limitations of any nature whatsoever, including but not limited to such Liens as may arise under any Contract.

Newco: as defined in the first paragraph of this Agreement.

Organizational Documents:  as to any Person, its certificate or articles of incorporation, by-laws and other organizational documents.

Other Transaction Agreements:  the Stock Purchase and Contribution Agreement between Yahoo! and Alibaba, dated as of August 10, 2005 and the Ancillary Agreements (as defined therein and excluding this Agreement).

Other Transactions:  the transactions contemplated by the Other Transaction Agreements.

Person:  any natural person, firm, partnership, association, corporation, company, trust, business trust, Governmental Authority or other entity.

Purchase Price:  as defined in Section 1.1.

Request:  as defined in Section 10.3(b).

Respondent:  as defined in Section 10.3(b).

Shares:  as defined in the recitals of this Agreement.

Subsidiaries: each corporation or other Person in which a Person owns or controls, directly or indirectly, share capital or other equity interests representing more than 50% of the outstanding voting stock or other equity interests.

SOFTBANK:  as defined in the first paragraph of this Agreement.

SOFTBANK Entities: as defined in the first paragraph of this Agreement.

Tax:  any federal, state, local or foreign income, alternative, minimum, accumulated earnings, personal holding company, franchise, share capital, profits, windfall profits, gross receipts, sales, use, value added, transfer, registration, stamp, premium, excise, customs duties, severance, environmental, real property, personal property, ad valorem, occupancy, license, occupation, employment, payroll, social security, disability, unemployment, workers’ compensation, withholding, estimated or other similar tax, duty, fee, assessment or other governmental charge or deficiencies thereof (including all interest and penalties thereon and additions thereto).

Tao Bao:  as defined in the recitals of this Agreement.

Yahoo!:  as defined in the first paragraph of this Agreement.

10.           Miscellaneous.

10.1  Expenses.  Except as set forth below in this Section 10.1 or as otherwise specifically provided for in this Agreement, each SOFTBANK Entity, on the one hand, and Yahoo!, on the other hand, shall bear their respective expenses, costs and fees (including attorneys’ fees) in connection with the purchase and sale of Shares contemplated hereby, including the preparation, execution and delivery of this Agreement and compliance herewith, whether or not the purchase and sale of Shares contemplated hereby shall be consummated; provided that for the avoidance of doubt, any Tax or other expense associated with the transfer of Shares contemplated hereby shall be borne solely by the SOFTBANK Entities.

10.2  Notices.  All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) sent by next-day or overnight mail or delivery or (c) sent by facsimile, as follows:

(i)  if to Yahoo!,

Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089
Fax:  +1-408-349-3301
Telephone:  +1-408-349-3300
Attention:  General Counsel

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Suite 1100
Palo Alto, CA 94301
Fax:  +1-650-470-4570
Telephone:  +1-650-470-4500
Attention: Kenton J. King

(ii)   if to SOFTBANK,

SOFTBANK CORP.

1-9-1, Higashi-Shimbashi Minato-ku

Tokyo, 105-7303 Japan

Fax:	+81-3-6215-5001
Telephone:	+81-3-6889-2270
Attention:	Finance Department

with a copy to:

Morrison & Foerster LLP
AIG Building, 11th Floor
1-3, Marunouchi 1 chome
Chiyoda-ku, Tokyo 100-0005
Japan
Fax:  +81-3-3214-6512
Telephone:  +81-3-3214-6522
Attention:  Kenneth A. Siegel

(iii)  if to Newco,

SB TB Holding Limited

c/o SOFTBANK CORP.

1-9-1, Higashi-Shimbashi Minato-ku

Tokyo, 105-7303 Japan

Fax:	+81-3-6215-5001
Telephone:	+81-3-6889-2270
Attention:	Finance Department

with a copy to:

Morrison & Foerster LLP
AIG Building, 11th Floor
1-3, Marunouchi 1 chome
Chiyoda-ku, Tokyo 100-0005
Japan
Fax:  +81-3-3214-6512
Telephone:  +81-3-3214-6522
Attention:  Kenneth A. Siegel

or, in each case, at such other address as may be specified in writing to the other parties hereto in accordance with this Section 10.2.

All such notices, requests, demands, waivers and other communications shall be deemed to have been received (i) if by personal delivery on the day after such delivery, (ii) if by next-day or overnight mail or delivery, on the day delivered, (iii) if by facsimile, on the next day following the day on which such facsimile was sent, provided that a copy is also sent by another method described herein.

10.3  Governing Law and Dispute Resolution.

(a)  THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING AS TO VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF NEW YORK.

(b)  Dispute Resolution

(i)  Any dispute, controversy or claim arising out of, relating to, or in connection with this Agreement, or the breach, termination or validity hereof, shall be finally settled exclusively by arbitration.  The arbitration shall be conducted in accordance with the rules of the International Chamber of Commerce (the “ICC”) in effect at the time of the arbitration, except as they may be modified by mutual agreement of the parties.  The seat of the arbitration shall be Singapore, provided, that, the arbitrators may hold hearings in such other locations as the arbitrators determine to be most convenient and efficient for all of the parties to such arbitration under the circumstances.  The arbitration shall be conducted in the English language.

(ii)  The arbitration shall be conducted by three arbitrators.  The party (or the parties, acting jointly, if there are more than one) initiating arbitration (the “Claimant”) shall appoint an arbitrator in its request for arbitration (the “Request”).  The other party (or the other parties, acting jointly, if there are more than one) to the arbitration (the “Respondent”) shall appoint an arbitrator within 30 days of receipt of the Request and shall notify the Claimant of such appointment in writing.  If within 30 days of receipt of the Request by the Respondent, either party has not appointed an arbitrator, then that arbitrator shall be appointed by the ICC.  The first two arbitrators appointed in accordance with this provision shall appoint a third arbitrator within 30 days after the Respondent has notified Claimant of the appointment of the Respondent’s arbitrator or, in the event of a failure by a party to appoint, within 30 days after the ICC has notified the parties and any arbitrator already appointed of the appointment of an arbitrator on behalf of the party failing to appoint.  When the third arbitrator has accepted the appointment, the two arbitrators making the appointment shall promptly notify the parties of the appointment.  If the first two arbitrators appointed fail to appoint a third arbitrator or so to notify the parties within the time period prescribed above, then the ICC shall appoint the third arbitrator and shall promptly notify the parties of the appointment.  The third arbitrator shall act as Chair of the tribunal.  The Claimant and Respondent shall direct the tribunal to follow Section 10.3 and to apply the Laws of the State of New York in conducting the arbitration.

(iii)  The arbitral award shall be in writing, state the reasons for the award, and be final and binding on the parties.  The award may include an award of costs, including reasonable attorneys’ fees and disbursements.  In addition to monetary damages, the arbitral tribunal shall be empowered to award equitable relief, including, but not limited to, an injunction and specific performance of any obligation under this Agreement.  The arbitral tribunal is not empowered to award damages in excess of compensatory damages, and each party hereby irrevocably waives any right to recover punitive, exemplary or similar damages with respect to any dispute, except insofar as a claim is for indemnification for an award of punitive damages awarded against a party in an action brought against it by an independent third party.  The arbitral tribunal shall be authorized in its discretion to grant pre-award and post-award interest at commercial rates.  Any costs, fees or taxes incident to enforcing the award shall, to the maximum extent permitted by Law, be charged against the party resisting such enforcement.  Judgment upon the award may be entered by any court having jurisdiction thereof or having jurisdiction over the relevant party or its assets.

(iv)  In order to facilitate the comprehensive resolution of related disputes, and upon request of any party to the arbitration proceeding, the arbitration tribunal may, within 90 days of its appointment, consolidate the arbitration proceeding with any other arbitration proceeding involving any of the parties relating to this Agreement and the Other Transaction Agreements.  The arbitration tribunal shall not consolidate such arbitrations unless it determines that (x) there are issues of fact or law common to the proceedings, so that a consolidated proceeding would be more efficient than separate proceedings, and (y) no party would be prejudiced as a result of such consolidation through undue delay or otherwise.  In the event of different rulings on this question by the arbitration tribunal constituted hereunder and any tribunal constituted under the Other Transaction Agreements, the ruling of the tribunal constituted under this Agreement will govern, and that tribunal will decide all disputes in the consolidated proceeding.

(v)  The parties agree that the arbitration shall be kept confidential and that the existence of the proceeding and any element of it (including but not limited to any pleadings,

briefs or other documents submitted or exchanged, any testimony or other oral submissions, and any awards) shall not be disclosed beyond the tribunal, the ICC, the parties, their counsel and any person necessary to the conduct of the proceeding, except as may be lawfully required in judicial proceedings relating to the arbitration or otherwise, or as required by NASDAQ rules or the rules of any other quotation system or exchange on which the disclosing party’s securities are listed or applicable Law.

(vi)  The costs of arbitration shall be borne by the losing party unless otherwise determined by the arbitration award.

(vii)  All payments made pursuant to the arbitration decision or award and any judgment entered thereon shall be made in United States dollars, free from any deduction, offset or withholding for Taxes.

(viii)  Notwithstanding this Section 10.3(b) or any other provision to the contrary in this Agreement, no party shall be obligated to follow the foregoing arbitration procedures where such party intends to apply to any court of competent jurisdiction for an interim injunction or similar equitable relief against any other party, provided there is no unreasonable delay in the prosecution of that application.

10.4  Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.

10.5  Assignment.  This Agreement shall not be assignable or otherwise transferable by any party hereto without the prior written consent of the other parties hereto, and any purported assignment or other transfer without such consent shall be void and unenforceable.

10.6  Third Party Beneficiaries.  It is expressly agreed by the parties hereto that Alibaba shall be a third party beneficiary of all of the terms of this Agreement and Alibaba shall be entitled to enforce its rights as such under this Agreement.

10.7  Amendment; Waivers, etc..  No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought.  Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time.  Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.  The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at law or in equity.  The rights and remedies of any party based upon, arising out of or otherwise in respect of any inaccuracy or breach of any representation, warranty, covenant or agreement or failure to fulfill any condition shall in no way be limited by the fact that the act, omission, occurrence or other state of facts upon which any claim of any such inaccuracy or breach is based may also be the subject matter of any other representation, warranty, covenant or agreement as to which there is no inaccuracy or breach.  The representations and warranties of Yahoo! shall not be affected or deemed waived by reason of any investigation made by or on behalf of SOFTBANK (including but not limited to by any of its advisors, consultants or representatives) or by reason of the fact that SOFTBANK or any of such advisors, consultants or representatives knew or should have known that any such representation or warranty is or might be inaccurate.

10.8  Entire Agreement.  This Agreement, together with the Mutual Nondisclosure Agreement, dated as of July 26, 2005, by and between Yahoo! and SOFTBANK, constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

10.9  Severability.  If any provision, including any phrase, sentence, clause, section or subsection, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances shall not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever.

10.10  Headings.  The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

10.11  Counterparts.  This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

YAHOO! INC.

By:	/s/ Michael Callahan
Name: Michael Callahan
Title: Senior Vice President, General Counsel and Secretary

SOFTBANK CORP.

By:	/s/ Masayoshi Son
Name: Masayoshi Son
Title: President & CEO

SB TB Holding Limited

By:	/s/ Kazuko Kimiwada
Name: Kazuko Kimiwada
Title: Director